THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

BRIGHT MINDS BIOSCIENCES ANNOUNCES CLOSING OF NON-BROKERED
PRIVATE PLACEMENT

Vancouver, British Columbia, December 2, 2022 - Bright Minds Biosciences Inc. (CSE:DRUG) (NASDAQ:DRUG) ("Bright Minds" or the "Company") is pleased to announce that, further to its news release on November 28, 2022, it has closed a non-brokered private placement of (i) 666,000 pre-funded warrants of the Company ("PFWs") at a price of $1.249 per PFW (the "PFW Offering"), and (ii) 974,000 units of the Company ("Units") at a price of $1.25 per Unit (the "Unit Offering"), for aggregate gross proceeds of $2,049,334.

Each PFW is exercisable into one Unit at an exercise price of $0.001 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price therefor, and (b) December 2, 2024. Each Unit is comprised of one common share in the capital of the Company (a "Share") and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional Share (a "Warrant Share") at a price of $1.35 per Warrant Share until December 2, 2024.

The Company intends to use the aggregate gross proceeds from the PFW Offering and the Unit Offering to complete the Phase 1 clinical trial for BMB-101 and a regulatory toxicology package and related activities for BMB-202.

All securities issued in connection with the PFW Offering are subject to a statutory hold period of four months and one day following the date of issuance in accordance with applicable Canadian securities laws. The Unit Offering was completed pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 Prospectus Exemptions and therefore the securities issued in the Unit Offering are not subject to a hold period in accordance with applicable Canadian securities laws.

The securities issued pursuant to the PFW Offering and the Unit Offering have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

Option and RSU Grants

The Company is also pleased to announce that it has granted 300,000 options (the "Options") to Mark Smith, the Company's Chief Medical Officer, to purchase 300,000 Shares pursuant to the Company's share option plan. The Options are exercisable at an exercise price of $1.65 per Share for a period of five (5) years from the date of grant. The Options are subject to vesting periods over the course of the term of the Options.

The Company has also granted an aggregate of 1,100,000 restricted share units (the "RSUs") to Ian McDonald, Chief Executive Officer and a director of the Company, and Jan Pedersen, Chief Scientific Officer and a director of the Company, pursuant to the Company's restricted share unit plan. The RSUs are subject to vesting provisions pursuant to which 25% will vest annually, commencing on the date of grant.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds' drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 647 407 2515

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.